Exhibit 99.1

Lombard Medical Expands U.S. Sales Team

Doubles number of U.S. Sales Representatives to 34

IRVINE, Calif. & LONDON--(BUSINESS WIRE)--May 21, 2014--Lombard Medical, Inc (Nasdaq: EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAA), today announced that it completed its second round of U.S. sales hires bringing the total number in the domestic sales force to 34.

The Company’s lead product Aorfix™ is the only AAA stent graft approved by the FDA for treating patients with aortic aneurysm neck angulations up to 90 degrees.

Simon Hubbert, CEO of Lombard Medical, said, “I am delighted to announce this significant increase in the size of our U.S. sales and marketing team. As outlined during our recent successful IPO, we are focused on accelerating the commercialization of Aorfix in the U.S. We are therefore pleased to have attracted some of the industry’s best and brightest professionals - more than half of whom have previous endovascular AAA experience - to help drive U.S. adoption of this differentiated stent graft. Our strategy is to be the clinical partner of choice with the physician when treating complex AAA disease by training a sales force with ‘best in class’ knowledge and skills.”

“We will continue to invest in our physician and sales force training and have developed leading-edge tools to facilitate case planning and rapid learning,” said Michael Gioffredi, U.S. president North America Commercial Operations. “We believe that we are the first EVAR company to provide each sales representative with a computer simulation tool, providing real-time procedure simulation and training on the broad range of clinical scenarios supported by our FDA approval.”

Lombard will continue to build out the U.S. sales team as it expands its commercial footprint into the single largest endovascular stent graft market. The Company anticipates a U.S. commercial organization of approximately 50 individuals by mid-2015.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with U.S. commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

FORWARD-LOOKING STATEMENTS:

This announcement may contain forward-looking statements that reflect the Company’s current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company’s products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer, +1-949-379-3750
or
Ian Ardill, Chief Financial Officer, +44 (0)1235 750 800
or
Pure Communications
Matthew H Clawson, +1-949-370-8500
matt@purecommunicationsinc.com
or
FTI Consulting (UK)
Simon Conway, Victoria Foster Mitchell, +44 (0)20 3727 1000